

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

  Re: StubHub Holdings, Inc.
    Registration Statement on Form S-1
    March 21, 2025
    File No. 333-286000

Dear Eric H. Baker:

  We have reviewed your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 21, 2025

Our Business, page 1

1. We note various press reports that refer to Jeff Fluhr as a co-founder of StubHub in 2000 with Mr. Baker. Where you opt to discuss your founding in 2000, revise to acknowledge Mr. Fluhr as co-founder, if true, or tell us why you believe such revisions are not necessary.

Our Direct Issuance Solution, page 8

2. Revise here and elsewhere as appropriate to clearly explain how you conduct your original issuance business and how you generate revenue from this business. In this section you imply that your original issuance business is conducted as a direct issuance model where content rights holders distribute their tickets directly through your marketplace in the same way a reseller offers tickets through your marketplace. However, we note discussion elsewhere that you generate and recognize revenue from

the sale of "controlled tickets" that you acquire and hold in inventory and offer for sale on ticketing platforms, including your platform. Clearly disclose the model(s) used for your original issuance sales, whether direct issuance, sale of controlled tickets, or another model. In an appropriate place in the prospectus disclose the mechanics of your sale of controlled tickets, including whether you purchase the tickets directly from content rights holders, if you are the legal owner of the controlled tickets, if the content rights holders have any control over the tickets after your purchase, and whether you recognize revenue only for the controlled tickets you are able to sell. Explain what you mean in your disclosure on page 83 that costs of controlled tickets include "contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets" and how the sales targets are relevant to your sale of controlled tickets. Also clarify whether you sell these tickets on ticketing marketplaces aside from your platform, as suggested by your disclosure on page 83.

3. Please provide support for your disclosure that the largest player made up approximately 25% of the original issuance market in 2024. Disclose the definition you are using for "original issuance market" to determine the 25% market share, including the geographic reach of the market, whether it includes tickets sold at venues of a particular size, and whether it covers a specific subset of original issuance tickets, such as tickets to live events. Tell us whether the market used to determine the market share of the largest player is equivalent to the market in which you conduct your original issuance business.

4. Provide investors with the approximate size of the multi-year deals you currently have in place so that investors can understand the significance of such deals. Clarify whether any of the deals are with the content rights holders you list in this section, such as the NBA and MLB. Please tell us whether these multi-year deals are included in your future purchase commitment agreement as disclosed on page F-36, and revise to clarify as much in your disclosure if so. In this regard, we note your response to comment 2 indicates that the purchase commitment is with regards to a single content rights holder, but your disclosure here indicates that you have multiple "multi-year deals in place that provide access to thousands of tickets per game to be sold directly over [y]our marketplace."

Business Model, page 81

5.   You disclose that your operating expenses increased by $518 million from 2023 to 2024 due to your strategic decision to increase investments in new initiatives such as direct issuance. Please further explain the make-up of the costs of controlled tickets as described on page 83 and whether it includes up-front payments made to purchase controlled tickets from content rights holders. If so, explain why you expect a reduction in your controlled ticket costs as a percentage of revenue given that you will continue making these up-front payments when purchasing such tickets from content rights holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Adam J. Gelardi